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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each
American Depositary Shares, each representing one ordinary share, nominal value €1 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.
Press Release of Portugal Telecom, SGPS, S.A. entitled "Portugal Telecom Clarifies the Contents of Disclaimers", dated March 31, 2006.

IMPORTANT NOTICE

        The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the "Company"). Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

        These materials may contain forward-looking statements based on management's current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as "believes," "expects," "anticipates," "projects," "intends," "should," "seeks," "estimates," "future" or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company
Headquarters: Avenida Fontes Pereira de Melo, 40, Lisboa
Share Capital: Euro 1,128,856,500
Registered in the Commercial Registry of Lisbon under n0 03602/940706
Collective Person n0 503 215 058

Portugal Telecom clarifies the contents of disclaimers

        Lisbon, Portugal, 31 March 2006—Portugal Telecom, in connection with the document presented by the company's management regarding the opportunity and the conditions of the Public Tender Offer, clarifies the following:

1.
Where the document presented by the company's management regarding the opportunity and the conditions of the Public Tender Offer states that "no representation, warranty or undertaking is made", it should be understood that PT cannot guarantee the occurrence of the forecasted information presented, without thereby removing liability for the assumptions and consistency of the latter.

2.
These disclaimers relating to forward looking statements do not exclude or limit liability. In legal terms, the information provided is of its author's responsibility and, in this case, PT is fully responsible, for the relevant legal purposes, for the information it has provided. These disclaimers serve the sole purpose of defining the terms in which the information provided should be understood, as they specifically relate to statements that involve forecasts of the evolution of the business or of the economic and financial situation of the entity they concern.

3.
In legal terms, PT is fully responsible for the assumptions those forecasts depend upon, for the reasonableness of the adopted criteria and for their coherent application. Furthermore, as foreseen by law, these are matters that were the subject of an opinion included in a report issued by an Auditor registered with the Portuguese Securities Commission. Nonetheless, as is the case in all forecasts, no entity can warrant or guarantee that these will actually occur, especially in such cases where their occurrence may be affected by events beyond its control.

This information is also available on the website of the Investor Relations Department of PT at: http://ir.telecom.pt

Contact:
Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

        Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

        Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters Service under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

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TABLE OF CONTENTS
IMPORTANT NOTICE
Portugal Telecom, SGPS, S.A. Public Company Headquarters: Avenida Fontes Pereira de Melo, 40, Lisboa Share Capital: Euro 1,128,856,500 Registered in the Commercial Registry of Lisbon under n0 03602/940706 Collective Person n0 503 215 058
Portugal Telecom clarifies the contents of disclaimers